UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G98338109

(CUSIP Number)

October 10, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00687D101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation 94-1672743
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 0.0%
12.	Type of Reporting Person (See Instructions) CO
*	See Item 4 below.

Item 1.

(a)	Name of Issuer

Yatra Online, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

Item 2.

(a)	Name of Person(s) Filing

Intel Corporation

(b)	Address of Principal Business Office or, if none, Residence

2200 Mission College Boulevard

Santa Clara, California 95054-1549

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number

G98338109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Intel Corporation	0	0	0	0.0%

The Reporting Person does not currently own, directly or indirectly, any ordinary shares of the Issuer (“Ordinary Shares”). By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person was previously deemed to own beneficially the 2,177,327 Ordinary Shares that were owned by Intel Capital Corporation, a wholly-owned subsidiary of the Reporting Person. On October 10, 2017, Intel Capital Corporation agreed to transfer 2,177,327 Ordinary Shares to Intel Foundation for no consideration and does not currently own any Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2017

INTEL CORPORATION

By:	/s/ Susie Giordano
Name: Title:	Susie Giordano* Corporate Vice President and Corporate Secretary

*Susie Giordano is duly authorized to execute this Schedule 13G/A under the Power of Attorney executed as of August 7, 2017, by and on behalf of Intel Corporation, which is incorporated herein by reference to the Schedule 13G filed by Intel Corporation on August 14, 2017 with respect to the Ordinary Shares.